

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2007

<u>via U.S. Mail</u>

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

> **Re:** **Ecoland International, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 18, 2007**
> **File No. 333-140396**

Dear Mr. Wallace:

      We have reviewed your filing and response letter dated April 18, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Registration Statement on Form SB-2</u>

<u>General</u>

1.   We note that your response letter does not key your responses to our comments with the corresponding disclosure in your filing. Please note that detailed response letters greatly facilitate our review. Please provide us with a more detailed response letter with your next amendment.

2.   We note your response to prior comment 5, and we reissue it. Throughout the prospectus, you make references to the business you intend to conduct. Expand your disclosure, particularly under Business and Management's Discussion and

Analysis of Financial Condition and Results of Operations to discuss in greater details your specific plans to be able to conduct such operations. Address the specific steps you need to take to be able to distribute the bat guano under your agreement with Sociaf, the amount of funds necessary to complete those steps, the sources of such funds and any regulatory approvals necessary. Please clearly mark where in the prospectus you have addressed each of the points noted in this comment.

Prospectus Summary, page 1

3.   Please explain why Mr. Russell resigned as an officer and director of Ecoland on November 4, 2006.

Risk Factors, page 4

4.   We note your response to prior comment 15, and we reissue it. You continue to use risk factor captions that are too vague and generic to adequately describe the risk that follows. For example, simply stating "We are a development stage company" and "We have limited resources to market our dry bar cave bat guano" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk to be discussed.

Market for Common Equity and Related Stockholder Matters, page 7

5.   We note your response to prior comment 23, and we reissue it. Please advise us of your consideration for including a risk factor associated with not declaring or paying dividends. It appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.

History of Guano, page 9

6.   We note your response to prior comment 27. However, it appears you have not provided us with copies of all the objective third party support you cite for the various statements you make in the last paragraph concerning the demand for, and properties of, bat guano. For instance, we do not have a copy of Steele, D. Bernie. *Bats, Bacteria and Biotechnology. BATS,* vol. 7, No. 1:3-4. Also, please ensure to clearly mark the copies to show where in the documents the support lies. We note that the copies of third party support you have provided thus far is not marked at all. Please note that this comment also applies to the similar statements in your Market Analysis section.

Market Analysis, page 11

7.	We note your response to prior comment 30. However, in regards to your previous reference to "research performed in typical retail garden centers in South Africa," it appears we have yet to receive copies of that research or be told who conducted it. Also, we note your new disclosure that "from experience obtained in Guano Distributors (Pty) Ltd., the selling price of dry bar cave bat guano is $1.75 per pound in two to four pound containers." Please further explain the nature of this experience. Lastly, we note your disclosure that your "research shows that the current retail price in United States is between $6 to $8 per pound at the retail level, which translates to around $2.00 per pound at the supply/importer level." Please provide further details regarding this research. For instance, discuss the specific type of research conducted, who designed it, where it was completed, as well as provide us with copies of it.

8.	We note your response to prior comment 32, and we reissue. It remains unclear what assumptions underlie your estimates. For instance, you have not provided the assumptions underlying your estimate that you could sell 12,000 tons of bat guano to the commercial and specialty growers in South Africa. See Item 10(d) of Regulation S-B.

Opportunities; Organic Farming on the Rise, page 11

9.	We note your response to prior comment 36. Please provide the basis for your belief "that adding bat guano fertilizer to soil is one of the most effective means to achieve this result." Also, clarify to which result you refer.

Statistics, page 12

10.	We note your response to prior comment 37. We also note that the copy you provided us of the source you cite is not marked to show where the statistics you note appear. Please provide us with a clearly marked copy.

Sale of Shares by Selling Stockholders, page 16

11.	We note your response to prior comment 20 in regards to your disclosure that the selling shareholders may engage in short sales of your common stock. Please acknowledge that you will comply with Corporation Finance Telephone Interpretation A.65 to avoid possible Section 5 violations when short selling.

Liquidity and Capital Resources, page 17

12.   We note your response to prior comment 41. Please provide the basis for your
        belief that you will have sufficient funds to enable the business to continue
        operations until December 31, 2007." Also, clearly discuss your plans to continue
        operations after that time.

Critical Accounting Policies, page 19

13.   We note your response to our prior comment number 42. Please expand your
        discussion of your critical accounting policies to include the critical methods,
        judgments and estimates associated with each policy you have identified. Your
        disclosure should specifically address why your assumptions and estimates bear
        the risk of change. Please refer to FRC 501.14 for guidance.

Certain Relationships and Related Transactions, page 22

14.   Revise to provide all of the disclosure required by Item 404 of Regulation S-B.
        For instance, disclose the approximate dollar value of the amount involved in the
        transaction in which you issued shares of your common stock to Messrs. Wallace
        and Russell.

Financial Statements

General

15.   It appears that you have removed the audited historical financial information from
        your filing. Please provide the required audited historical financial statements
        with separate interim financial statements to comply with the requirements of
        Rule 3-10(g) of regulation S-B.

Report of Independent Registered Public Accounting Firm page F-1

16.   We note your response to our prior comment numbers 49 and 50. We reissue
        those comments in their entirety. It remains unclear which the year end was
        subject to audit. The audit opinion refers to the years ended November 30, and
        we note elsewhere in your document that your year end is May 31. Please contact
        us if you wish to discuss. The prior comments are reproduced in their entirety as
        follows:

        Prior comment number 49

        "The audit opinion contained in your document refers to November 30 as the
        company's year end. It appears elsewhere in your document that your year end is
        May 31. Please have your auditors provide an opinion that addresses their audits

of your fiscal year ends, the inception to date period and the apparent subsequent interim six-month period ended November 30, 2006."

Prior comment number 50

"Please ensure that the fiscal periods audited in the first paragraph of the report are addressed in the opinion paragraph."

Consolidated Statement of Operations, page F-3

17.   Please identify the periods presented for the 2006 information in your statement.

Consolidated Statements of Shareholders Equity, page F-4

18.   We note your response to our prior comment number 53. It appears from your statement of shareholder's equity that 40 million shares were issued for services in fiscal year 2006. It further appears based on your disclosure on page 21 of your document that in fiscal 2006, 20 million shares were issued to Mr. Wallace. Please tell us and disclose to whom the remaining 20 million shares were issued to.

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

19.   We note your policy concerning revenue recognition. Please refer to SAB Topic 13:A and expand your disclosure to address the criteria considered in this guidance.

Recently Issued Accounting Pronouncements, page F-9

20.   Please modify your disclosure to address more recently issued pronouncements. Specifically address those standards that have been issued and are pending your adoption. Please refer to SAB Topic 11: M for additional guidance.

Share based compensation, page F-10

21.   We note your response to our prior comment number 55. We re-issue that comment in its entirety. The comment is reproduced as follows:

Prior comment number 55
"Please explain how you determined the amount reported as common stock issued for services. Please expand your note disclosure to explain in detail how you account for stock-based compensation for employees and non-employees. Refer to SFAS 123 and SFAS 123(R)."

<u>Closing Comments</u>

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
       J. Davis
       J. Wynn

       via facsimile
       Norman T. Reynolds, Esq.
       Glast, Phillips & Murray, P.C.
       (713) 237-3202